

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 19, 2018

Kevin A. Richardson, II
Chief Executive Officer
SANUWAVE Health, Inc.
3360 Martin Farm Road, Suite 100
Suwanee, Georgia 30024

      Re: SANUWAVE Health, Inc.
              Amendment No. 8 to Registration Statement on Form S-1
              Filed December 6, 2018
              File No. 333-213774

Dear Mr. Richardson:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 4, 2018 letter.

Calculation of Registration Fee

1.   Please expand your response to prior comments 1 and 2 to tell us whether any of the shares included in the fee table remain registered for sale by any other registration statement. In this regard we note footnote 5 to the fee table in your amendment to this registration statement filed September 14, 2018 and the pending post-effective amendments to previous registration statements.

Risk Factors, page 7

2.   We note your response to prior comments 4 and 5 and your deregistration by post-effective amendment filed in September 2016. If a sufficient amount of securities were not initially registered for sale, please tell us whether your disclosure regarding 10 warrant holders on page 7 reflects all securities that were not registered for sale since the

securities were first offered and sold as well any securities that were offered or sold after they were deregistered.

Selling Stockholders, page 24

3.   From the revised footnotes to the Selling Stockholders table, it is unclear how the offered securities were acquired by the relevant selling stockholder and how the amount offered ties to the amount registered and your disclosure regarding the relevant transactions. We note for example footnotes 5 and 10. Please revise as appropriate.

        Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Murray Indick, Esq.
        Morrison Foerster LLP